USA Rare Earth, Inc.

100 W Airport Road

Stillwater, OK 74075

July 18, 2025

VIA EDGAR

Michael Purcell and Kevin Dougherty

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	USA Rare Earth, Inc.
Registration Statement on Form S-1
Filed May 20, 2025, as amended
File No. 333-287410

Dear Mr. Purcell and Mr. Dougherty:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, USA Rare Earth, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:30 p.m. Eastern Time on July 21, 2025, or as soon thereafter as practicable.

Please call Joel Rubinstein of White & Case LLP at (212) 819-7642 to provide notice of the effectiveness of the Registration Statement.

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Very truly yours,

	By:	/s/ Joshua Ballard
	Name:	Joshua Ballard
	Title:	Chief Executive Officer

cc: Joel Rubinstein, White & Case LLP

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